VIA EDGAR

September 21, 2021

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, DC 20549

Attn: Theresa Brillant

Re:     Fluent, Inc.

Form 10-K for Fiscal Year Ended December 31, 2020

Filed March 16, 2021

File No. 001-37893

Ladies and Gentlemen:

We are writing on behalf of Fluent, Inc. (the “Company”) in response to the letter from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated August 18, 2021 (the “Comment Letter”) relating to the above-referenced filing.

Set forth below are the Company’s responses to the comments raised in the Comment Letter. For the convenience of the Staff, each comment in the Comment Letter is reprinted in bold and is followed by the corresponding response of the Company.

Form 10-K for the year ended December 31, 2020

Business, page 1

1.	Please describe and name the significant owned and operated digital media properties through which you conduct your business.

Response: The Company will include this information in future filings with the Commission that include a description of the business. The Company notes supplementally that the Company’s significant owned and operated media properties are indicated in an investor relations deck that was furnished to the Commission on Form 8-K on May 19, 2021.

Definitions, Use and Reconciliation of Non-US GAAP Financial Measures, page 24

2.

We note your presentation of the Non-GAAP measure “Media margin.” Please tell us why you believe revenue is the most directly comparable GAAP measure given that Media margin contemplates costs. It appears that this measure is more akin to a measure of GAAP Gross profit, and therefore, your reconciliation should begin with this GAAP measure, even if it is not presented on your consolidated statement of operations. Please revise. Additionally, please balance your presentation of “Media margin percentage of revenue” with the most directly comparable GAAP measure in accordance with Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

Response: The Company respectfully advises the Staff that it has historically reconciled the non-GAAP measure called media margin with net income (loss), which the Company deemed to be the nearest comparable GAAP measure presented on its consolidated statement of operations. The Company has considered the Staff’s comment and the remarks made by Mr. Patrick Gilmore at the 2019 AICPA Conference on Current SEC and PCAOB Developments. Based on our understanding of Mr. Gilmore’s remarks and our conference call discussions with the Staff, the Company will in future filings with the Commission reconcile the non-GAAP measure media margin with “gross profit (exclusive of depreciation and amortization)”. This metric is not presented on the Company’s consolidated statements of operations but is derived directly from revenue and cost of revenue (exclusive of depreciation and amortization), each of which is presented on the Company’s consolidated statements of operations. Additionally, in future filings with the Commission, the presentation of “media margin as a percentage of revenue” will be balanced with “gross profit (exclusive of depreciation and amortization) as a percentage of revenue” in accordance with Commission regulations and guidance.

The disclosure related to media margin will follow the form below:

“We report the following non-GAAP measures:

Media margin is defined as that portion of gross profit (exclusive of depreciation and amortization) that is attributable to variable costs paid for media and related expenses. Gross profit (exclusive of depreciation and amortization) represents revenue minus cost of revenue (exclusive of depreciation and amortization). Media margin is also presented as percentage of revenue.

. . .

Below is a reconciliation of media margin from gross profit (exclusive of depreciation and amortization), which we believe is the most directly comparable measure.

[PERIOD] Ended XXX,
	202X	202X
Revenue	$	$
Less: Cost of revenue (exclusive of depreciation and amortization)	$	$
Gross Profit (exclusive of depreciation and amortization)	$	$
Gross Profit (exclusive of depreciation and amortization) % of revenue	%	%
Less: Non-media cost of revenue (1)	$	$
Media margin	$	$
Media margin % of revenue	%	%
(1)	Represents the portion of cost of revenue (exclusive of depreciation and amortization) not attributable to variable costs paid for media and related expenses.

We present media margin and media margin as a percentage of revenue . . . as supplemental measures of our financial and operating performance because we believe they provide useful information to investors. More specifically:

Media margin, as defined above, is a measure of the efficiency of the Company’s operating model. We use media margin and the related measure of media margin as a percentage of revenue as primary metrics to measure the financial return on our media and related costs, specifically to measure the degree by which the revenue generated from our digital marketing services exceeds the cost to attract the consumers to whom offers are made through our services. Media margin is used extensively by our management to manage our operating performance, including evaluating operational performance against budgeted media margin and understanding the efficiency of our media and related expenditures. We also use media margin for performance evaluations and compensation decisions regarding certain personnel.

Media margin is a non-GAAP financial measure with certain limitations regarding its usefulness. It does not reflect our financial results in accordance with GAAP as it does not include the impact of certain expenses that are reflected in our condensed consolidated statements of operations. Accordingly, media margin is not indicative of our overall results or an indicator of past or future financial performance. Further, it is not a financial measure of profitability and it is neither intended to be used as a proxy for the profitability of our business nor does it imply profitability. The way we measure media margin . . . may not be comparable to similarly titled measures presented by other companies and may not be identical to corresponding measures used in our various agreements.”

Results of Operations

Summary, page 27

3.

Please balance your presentation of the Non-GAAP measure “Media margin” with the most directly comparable GAAP measure. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

Response: As noted in the response to comment number 2 above, in future filings with the Commission that include management’s discussion and analysis of financial position and results of operations, the presentation of media margin will be balanced with gross profit (exclusive of depreciation and amortization).

We sincerely appreciate the Staff’s comments. If you have any questions or need any information, please do not hesitate to contact us.

Sincerely,

FLUENT, INC.

By:  /s/ Alexander Mandel

Alexander Mandel

Chief Financial Officer

Cc:  Ryan McCarthy, Esq.

John D. Tishler, Esq., Sheppard, Mullin, Richter & Hampton LLP